SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1. Press release re RADVISION Selected as Unified Visual Communications Company of the Year 2008 by Industry Analyst Telepresence (TP) and Videoconferencing (VC) Insight dated January 13, 2009.

     2. Press release re RADVISION Brings High Definition Desktop Video Conferencing Capability to IBM Lotus Sametime Unified Communications Platform dated January 19, 2009.

     3. Press release re RADVISION Receives 2008 Internet Telephony IPTV Excellence Award dated January 21, 2009.

                                                                          ITEM 1

Press Release                                          Source: RADVISION(R) Ltd.

RADVISION Selected as Unified Visual Communications Company of the Year 2008 by Industry Analyst Telepresence (TP) and Videoconferencing (VC) Insight

Tuesday January 13, 9:00 am ET

RADVISION Wins Award Three Years Straight SCOPIAs HD Desktop Video Conferencing Key Winning Factor

TEL AVIV--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that the company and its products have received an Editor's Choice Award for achievements in 2008 from leading industry analyst TP and VC Insight.

RADVISION was chosen as TP and VC Insight's "Video-enabled Unified Communications Company of the Year 2008". TP and VC Insight chose RADVISION as it offers a complete easy-to-use solution that incorporates HD desktop video conferencing into an enterprise's unified communications network. Also noted as influencing factors for the award was "RADVISION's prowess and high market share in providing toolkits for connecting VC endpoints, VoIP phones, 3G phones and other devices."

RADVISION's SCOPIA is a comprehensive, robust communications platform that delivers the scalability and seamless device support organizations need to leverage and protect current standards-based conferencing investments. SCOPIA's powerful combination of hardware and software supports media processing for advanced high definition (HD) room systems and high scale distributed processing for desktop and mobile deployments. This combination provides a cost effective and high performance solution for video-enabled unified communications.

The SCOPIA Desktop software client enables users to participate in video conferences without a significant hardware investment. SCOPIA Desktop's unique market leading features include a freely distributable web client, automatic firewall traversal, voice-video-data interoperability and end-to-end high definition. SCOPIA Desktop can be used by anyone inside or outside the enterprise firewall making it easy to connect to and fully participate in meetings no matter where users are - at their desk, at a customer location, or in a hotel in another part of the world.

In 2008, RADVISION significantly enhanced the SCOPIA platform providing advanced capabilities for unified communications deployments. Noted developments include:

     o    HD Desktop video conferencing with a standard PC and webcam

     o    Conference recording and content management

     o HD enhancements to Cisco(R) Unified Videoconferencing powered by SCOPIA

     o    Multiparty HD video conferencing for IBM(R) Lotus(R) Sametime(R)

     o    Room system connectivity for Microsoft(R) Office Communications Server
          (OCS) 2007

     o    HD  multiparty  video  conferencing  for  Alcatel-Lucent  OmniTouch My
          Teamwork

"We are impressed with RADVISION's SCOPIA Platform and its further development in 2008. It now incorporates a complete, easy-to-use HD desktop video conferencing solution into an enterprise, unified communications network," said Richard Line, Editor of TP and VC Insight. "RADVISION's competence and proven innovation in unified communications will make their product developments in 2009 interesting to watch."

"RADVISION is pleased to be recognized by TP and VC Insight for the third straight year as Unified Visual Communications Company of the Year," said Zeev Bikowsky, General Manager, Networking Business Unit for RADVISION. "We invite everyone to experience our high definition conference room from their own desktops by visiting http://www.radvision.com/tryscopia. The desktop client can be downloaded for free with immediate entry to a public conference room where users can experience this leading edge technology."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION(R) Ltd.:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish, +1 212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                          Source: RADVISION(R) Ltd.

RADVISION Brings High Definition Desktop Video Conferencing Capability to IBM Lotus Sametime Unified Communications Platform

Monday January 19, 8:00 am ET

RADVISIONs SCOPIA High Definition Solution to be Demonstrated at IBM Lotusphere

TEL AVIV--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, today announced significant enhancements to its SCOPIA conferencing platform bringing high definition (HD) desktop video conferencing to IBM(R) Lotus(R) Sametime(R) instant messaging and web conferencing further extending its support of IBM's unified communications and collaboration platform.

RADVISION's SCOPIA conferencing platform with SCOPIA Desktop maximizes a Sametime real-time unified communications and collaboration investment by turning it into a complete HD video conferencing solution. With RADVISION's unique Sametime plug-in, users can easily add multipoint HD video to Lotus Sametime instant messaging or web conferencing sessions on their PC and extend those sessions to HD video conferencing room systems, videophones and 3G mobile devices.

SCOPIA Desktop is designed to meet the demands of high performance video conferencing with a standard PC, webcam and Internet connection making it a highly effective communications tool. The video subsystem is designed to deliver high definition H.264 image quality with low latency while being efficient on processor and network bandwidth. Its advanced audio system provides echo cancellation, background noise suppression and is highly resilient to network errors common on the Internet.

The SCOPIA solution also includes capabilities to simplify use and deployment in an IBM environment. IBM Lotus Notes support provides integration with the Notes calendaring function for simple conference scheduling. Additionally, Domino directory integration simplifies access and provisioning where users can be authenticated directly against existing enterprise credentials.

RADVISION was recently chosen as Telepresence and Videoconferencing Insight's "Video-enabled Unified Communications Company of the Year" for its SCOPIA solution that incorporates HD desktop video conferencing into unified communications. SCOPIA's latest enhancements to IBM Sametime's capabilities further expand RADVISION's extensive unified communications portfolio now including video integration capabilities to Alcatel-Lucent, Cisco(R), IBM(R) and Microsoft(R) unified communications solutions.

"RADVISION's SCOPIA Desktop with high definition video capabilities delivers the essential features required for widespread adoption of desktop video conferencing," said Zeev Bikowsky, General Manager, Networking Business Unit for RADVISION. "Many users investing in today's leading unified communications solutions like IBM Lotus Sametime have already deployed room video conferencing and want a solution that fully supports and interoperates with those systems including providing a similar high definition experience to the desktop."

RADVISION will be demonstrating the new SCOPIA HD conferencing platform for Lotus Sametime at the Lotusphere 2009 Product Showcase in Orlando - booth 532 opening today.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney / Todd Barrish, +1 212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                          Source: RADVISION(R) Ltd.

RADVISION Receives 2008 Internet Telephony IPTV Excellence Award

Wednesday January 21, 8:00 am ET

Multimedia Terminal Framework Product Family Awarded for Exceptional IPTV Solutions

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that Technology Marketing Corporation's (TMC(R)) INTERNET TELEPHONY magazine has named its Multimedia Terminal Framework product family as a recipient of its 2008 IPTV Excellence Award presented by INTERNET TELEPHONY magazine (www.itmag.com).

RADVISION's Multimedia Terminal Framework (MTF) is a high-level interface solution for building Customer Premise Equipment (CPE) devices such as Set-Top-Boxes and TV supporting any media up to high quality HD voice and video capabilities. IPTV solutions can be easily enhanced with video communication and conferencing capabilities by using RADVISION's MTF high level APIs that encapsulate VoIP signaling and media. Using MTF speeds time to market and frees developers to focus on differentiating features, application development, hardware integration and user interaction.

"Multimedia Terminal Framework has made a powerful impact in the IPTV market place," said Greg Galitzine, Editorial Director of INTERNET TELEPHONY. "Providing innovative solutions like the MTF has earned RADVISION recognition for excellence from the editors of INTERNET TELEPHONY."

"My congratulations to RADVISION for earning their place on our elite list of the 2008 IPTV Excellence Award winners. Their commitment to making significant achievements in IPTV is commendable and we look forward to future innovations from them," indicated Rich Tehrani, Editor-in-Chief of INTERNET TELEPHONY.

RADVISION is featured in the October 2008 issue of INTERNET TELEPHONY magazine, www.itmag.com, along with all the 2008 IPTV Excellence Award winners.

For more information, please visit www.tmcnet.com.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

About INTERNET TELEPHONY magazine

INTERNET TELEPHONY has been the IP Communications Authority since 1998(TM). Beginning with the first issue in February of 1998, INTERNET TELEPHONY magazine has been providing unbiased views of the complicated converged communications space. INTERNET TELEPHONY offers rich content from solutions-focused editorial content to reviews on products and services from TMC Labs. INTERNET TELEPHONY magazine reaches more than 225,000 readers, including pass-along readers. For more information, please visit www.itmag.com.

About TMC

Technology Marketing Corporation (TMC) is an integrated global media company helping our clients build communities in print, in person and online. TMC publishes Customer Interaction Solutions, INTERNET TELEPHONY, Unified Communications, and IMS Magazine. TMC is also the first publisher to test new products in its own on-site laboratories, TMC Labs. TMCnet, TMC's Web site, is the leading source of news and articles for the communications and technology industries. TMCnet is read by nearly three million unique visitors each month worldwide, according to Webtrends. In addition, TMC produces INTERNET TELEPHONY Conference & EXPO, Call Center 2.0 Conference and Communications Developer Conference.

For more information about TMC, visit www.tmcnet.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Corporate Contact:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Sean Carney/ Todd Barrish, +1 212-704-7385
Dukas Public Relations
sean@dukaspr.com /
todd@dukaspr.com
or
Investor Relations:
June Filingeri, +1 203-972-0186
Comm-Partners LLC
junefil@optonline.net
or
TMC Contact:
Jan Pierret, 203-852-6800 / 288
jpierret@tmcnet.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                    (Registrant)



                                By: /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: February 2, 2009